UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Joshua Lewis appointed to Pearson Board

Press Release
7 February 2011

JOSHUA LEWIS APPOINTED TO PEARSON BOARD

Pearson, the world's leading learning company, today announces the appointment of Joshua Lewis as an independent non-executive director, effective from 1 March 2011.

Mr. Lewis is managing principal of Salmon River Capital LLC, a New York-based private equity/venture capital firm focused on technology-enabled companies in education, financial services and other industries. He founded Salmon River Capital almost a decade ago and was previously a general partner of both Warburg Pincus and Forstmann Little.

Long active in education, Mr. Lewis has been involved in a broad range of successful education enterprises.  He served for many years on the board of the Capella Education Company, a pioneering provider of web-based post-secondary education.  He was long-serving board chair of New Leaders for New Schools, a leading social enterprise focused on training the next generation of U.S. urban school principals, and remains involved with that organization.  He is also an advisor to the Bill & Melinda Gates Foundation's Next Generation Learning Challenges programme, which aims to boost college readiness and completion through technology.

Pearson's chairman Glen Moreno said:
"I am delighted that Josh has agreed to join our board. He brings to Pearson deep expertise in finance and technology-based companies, as well as an acute understanding of the educational challenges Pearson is working to meet to help learners in all corners of the world."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith:  +44 (0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 February, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary